Exhibit 99.H6

Amendment to

Appendix A

of the

Shareholder Servicing Agreement, dated February 1, 2007

As amended September 23, 2015, effective November 1, 2015

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Core Select – Class N	0.20%
BBH Core Select – Retail Class	0.20%
BBH Limited Duration Fund – Class N	0.20%
BBH International Equity Fund – Class N	0.20%
BBH Money Market Fund – Regular Shares	0.20%
BBH Intermediate Municipal Bond Fund – Class N	0.20%
BBH Global Core Select – Class N	0.20%
BBH Global Core Select – Retail Class	0.20%